
Bionomics
Limited


05005079

23 December 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549


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SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JAN 12 2005
THOMSON
FINANCIAL

Jill Mashado
Company Secretary

Bionomics Limited

ABN 53 075 582 740


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ASX ANNOUNCEMENT
23 December 2004

GRANT OF ION CHANNEL PATENT

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) today announced that it has been advised of the grant in New Zealand of a patent relating to its ion channel gene discoveries.

The granted patent relates to the link between the nicotinic acetylcholine receptor and certain CNS disorders, including epilepsy.

The grant of the patent is strategically important in confirming Bionomics' approach to filing broad-ranging patent applications from its ion channel gene discoveries and provides a good indication that related international patent filings will be granted.

This patent covers novel animal models of epilepsy currently under development by Bionomics. These models are planned to be evaluated for their commercial potential by Bionomics in Australia and using the resources of Neurofit, the French-based contract research business that Bionomics is to acquire.

The patent also covers the application of the gene discoveries in drug development and diagnostic applications. The grant of the patent places Bionomics in a sound position to pursue commercialisation opportunities generated from its ionX® platform.

"This patent grant rounds off a productive year for Bionomics. We have been successful in worldwide commercialization of our first epilepsy diagnostic through additional licences and we have recently announced our agreement to acquire French CRO business Neurofit. These commercial developments will contribute to Bionomics' revenues moving forward," said Dr Deborah Rathjen, CEO and Managing Director of Bionomics.

About the patent

The New Zealand patent is entitled "Mutation Associated with Epilepsy" and is identified by New Zealand patent number 522372. The patent has a priority date of 11 May 2000 and the PCT (international) patent application (PCT/AU01/00541) was filed on 11 May 2001. Other patent applications emanating from the PCT patent application are under examination in jurisdictions representing key markets for pharmaceuticals and biotechnology research and development.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR

BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patents and patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Neurofit, Bionomics' patent filings, drug discovery programs and diagnostic products are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.


Bionomics
Limited

17 December 2004

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Jill Mashado
Company Secretary


SEC MAIL PROCESSING
RECEIVED
JAN 03 2005
WASH, D.C.
202
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Bionomics Limited
ABN 53 075 582 740

ASX ANNOUNCEMENT
17 DECEMBER 2004

BIONOMICS ACQUIRES EUROPEAN CNS BUSINESS

- **Contract research organisation (CRO) with impressive Pharma and Biotech client list**
- **Underpins BNO's preclinical development capabilities in central nervous system (CNS) disorders**
- **Assets acquired include proprietary animal model of Parkinson's Disease**

Bionomics Limited (ASX:BNO, BNOOA, US OTC: BMICY) announced today that it has agreed to acquire the French contract research organisation (CRO) business, Neurofit, with completion of the acquisition expected in early 2005 and Bionomics operating the Neurofit business on or before 1 March 2005. The acquisition will significantly enhance Bionomics' therapeutic development capabilities for CNS disorders.

Located in Strasbourg, adjacent to University Louis Pasteur, from which it originated in 1997, Neurofit's core business is the preclinical testing of developmental therapeutics for CNS disorders using cellular and animal models. Its client base includes international pharmaceutical and biotechnology leaders Novartis, Serono, Boehringer-Ingelheim, Guilford Pharmaceuticals and Biogen.

Neurofit has annual sales of approximately Euro1 million and is expected to operate profitably within the Bionomics group. Neurofit therefore will not require additional funding from Bionomics in the near future. Bionomics' intention is to further grow revenues and Neurofit's profitability, whilst utilising Neurofit's substantial expertise within Bionomics' development programs.

In addition to the CRO business, the acquisition includes intellectual property rights to an animal model of Parkinson's Disease, developed by Institute Pasteur. Neurofit's ongoing intellectual property rights to the animal models developed by the Institute Pasteur will be maintained as part of the transaction.

Bionomics will acquire Neurofit for a total cost of Euro1.25 million comprised of Euro1.0 million in cash and Euro250,000 in Bionomics' shares. Bionomics was advised on the transaction by Intersuisse Corporate.

Bionomics' CEO and Managing Director, Dr Deborah Rathjen described the Neurofit acquisition as an important deal for Bionomics at its current stage of development. "Adding Neurofit's capability to our CNS ionX® discovery platform will give us the ability to take our CNS drug discoveries right through comprehensive preclinical


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testing," she said. "Perhaps even more importantly, through Neurofit clients, we will have an established commercial path to some of the leading CNS focused development companies in Europe. This will be extremely fertile ground for licensing and collaborative discussions with potential partners for our CNS projects."

This acquisition enables Bionomics to expand its CNS development potential to neurodegenerative disorders including Parkinson's Disease, which are diseases of significant unmet clinical need that represent lucrative commercial opportunities. The overall neurodegenerative disorder market has been estimated at US$30 billion per annum, whilst the Parkinson's Disease market is estimated to be worth in excess of US$1.7 billion per annum.

Bionomics has achieved several milestones in its CNS development program in 2004, with the successful worldwide licensing of its diagnostic test for a form of severe childhood epilepsy, now marketed in the US, and the securing of strategic Australian and international collaborations in drug discovery.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101

About Bionomics Limited

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) is a world leader in genomics, holding patent applications at various stages of prosecution incorporating over 600 genes it has discovered and related utility in specific therapeutic and diagnostic applications. The Company is leveraging that expertise and intellectual property to generate both near term and longer-term revenues. Focusing on central nervous system disorders (particularly epilepsy) and cancer, Bionomics and its collaborative partners are developing diagnostics for the early detection of these conditions (near term revenue) and therapeutics to treat them (longer term revenue). The Company is looking to generate growth both organically and through acquisition.

Bionomics' drug and diagnostic development is built on two proprietary discovery platforms. IonX®, is used to identify genetic targets for potential diagnostics and therapeutics for epilepsy and Angene™ is used to identify angiogenesis based cancer drug prospects.

For more information about Bionomics, visit www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding Neurofit, Bionomics' drug discovery programs and diagnostic products are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-


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looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Bionomics' Acquisition of Neurofit
Frequently Asked Questions

1. What is Neurofit?

Neurofit is a contract research business located in Strasbourg, France.

Neurofit specializes in performing preclinical research for pharmaceutical and biotechnology companies, evaluating Central Nervous System (CNS) active compounds. The business has an impressive list of customers amongst pharma and biotech companies, many of whom cannot be named for contractual reasons. Its client base includes international pharmaceutical and biotechnology leaders Novartis, Serono, Boehringer-Ingelheim, Guilford Pharmaceuticals and Biogen.

It was founded in 1997 as a spin-out company from The University Louis Pasteur and has been moderately profitable for the past several years with annual revenues of the order of Euro1 million.

Neurofit's website is at www.neurofit.com

2. Why is Bionomics acquiring Neurofit?

The strategic element of this acquisition can immediately be appreciated as there are clear science synergies which will benefit Bionomics programs, with Neurofit's focus on providing services to CNS therapeutic development programs. Importantly the Neurofit acquisition also provides an additional avenue for Bionomics to generate revenues.

An attractive feature of the Neurofit business acquisition is that Neurofit has a strong client base which includes some of the leading CNS drug development companies. This will provide Bionomics with an established commercial path for licensing and collaborative partnerships in the Company's CNS projects.

In addition to its CRO business Neurofit has a proprietary model of Parkinson's Disease which resulted from its long standing relationship with the Pasteur Institute in Paris. This model may have improved predictive power which can be utilised in the search for new treatments for Parkinson's Disease.

In Neurofit Bionomics has acquired a business with demonstrated expertise in the evaluation of CNS active compounds and capacity to fast track development of preclinical candidates emerging from Bionomics' drug discovery platform ionX®. The acquisition has also provided a strategic opportunity to expand Bionomics' CNS therapeutic development potential to neurodegenerative disorders including Parkinson's Disease.

3. How significant is the acquisition of the IP to the Parkinson's animal model?

Neurofit's expertise in neurodegenerative disorders, including the animal model IP, gives Bionomics a strategic opportunity to expand its CNS therapeutic development potential to neurodegenerative disorders including Parkinson's Disease. This is an important advance for Bionomics within one of its core areas of competence - CNS disorders.

4. How much is Bionomics paying to acquire Neurofit?

Bionomics will acquire the Neurofit business for Euro1 million in cash and Euro250,000 in Bionomics' shares.

The number of Bionomics' shares to be paid as part of the purchase will be determined at completion with pricing set at the volume weighted average closing price for the 7 trading days prior to completion of the transaction.


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The shares paid as part of the purchase price will be subject to escrow.

Bionomics will fund the cash component of the acquisition from its existing cash reserves.

5. What is the timetable for the acquisition?

The transaction will be completed in early 2005 with Bionomics operating the Neurofit business on or before 1 March 2005.

6. How will Bionomics operate Neurofit?

Bionomics has formed a wholly owned French subsidiary as part of the transaction which will operate the Neurofit business.

Neurofit has annual sales of approximately Euro1 million and is expected to operate profitably within the Bionomics group. Bionomics' intention is to further grow revenues and Neurofit's profitability whilst utilising Neurofit's substantial expertise within Bionomics' development programs.

7. How large is Neurofit?

Neurofit currently has 8 employees including 3 PhD level scientists. It is located in Strasbourg adjacent to one of Europe's pre-eminent Universities, University Louis Pasteur, where the company occupies 608 m^2 in the Parc d'Innovation. Neurofit has been moderately profitable for the past several years with annual revenues of the order of Euro1 million.

8. How will this acquisition affect Bionomics' financial position?

In the financial year to 30 June 2005 the operation of Neurofit is anticipated to be both cash flow and P&L neutral to Bionomics. Bionomics' objective moving forward will be to grow Neurofit's revenues and increase profitability. Bionomics will fund the cash component of the acquisition from its existing cash reserves.


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